UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.

In the Matter of

NORTH ATLANTIC ENERGY                     CERTIFICATE
CORPORATION ("NAEC")                      PURSUANT TO
                                          RULE 24

File No. 070-9755
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding
Company Act of 1935, and with reference to the transactions proposed in the Application/Declaration on Form U-1 (the
"Application") in File No. 70-9755, NAEC hereby reports and certifies as follows:

On November 9, 2001, NAEC entered into a $90 million revolving credit facility pursuant to a Term Credit
Agreement dated as of November 9, 2001 among NAEC, the Banks
Named Therein and Bank One, N.A. as Administrative Agent, a copy of which is filed as an exhibit to this Certificate.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on December 28, 2000 in this file.

Submitted with this Certificate is the "past tense" opinion of counsel.

November 19, 2001

NORTH ATLANTIC ENERGY CORPORATION


By:  /s/Randy A. Shoop
         Randy A. Shoop
         Assistant Treasurer-Finance, Northeast Utilities
         Service Company,as Agent for
         North Atlantic Energy Corporation